Zoetis Inc.

c/o Pfizer Inc.

5 Giralda Farms

Madison, New Jersey 07940

January 29, 2013

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Zoetis Inc.
Registration Statement on Form S-1
(File No. 333-183254)

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), Zoetis Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 3:00 p.m. ET on January 31, 2013 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Stacy J. Kanter of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3497 or Dwight S. Yoo at (212) 735-2573 and that such effectiveness also be confirmed in writing.

Very truly yours,

ZOETIS INC.

/s/ Heidi C. Chen
By:	Heidi C. Chen
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:	Stacy J. Kanter, Esq.
Dwight S. Yoo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036